Exhibit 4.3
Forward-Looking Information
This Management’s discussion and analysis (“MD&A”) contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the preparation and filing of applications seeking regulatory approval of EGRIFTATM in the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in various territories outside of the United States, the revenue to be generated as a result of sales of EGRIFTATM to EMD Serono, Inc., (“EMD Serono”), the receipt of royalties from EMD Serono in connection with the sale of EGRIFTATM in the United States, and the development of tesamorelin in a new clinical program for a new indication. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms or variations of them and the use of future or conditional tenses as well as similar expressions denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties are described under the section “Risks and Uncertainties” on page 21 and include, but are not limited to, the risk that EGRIFTATM is not approved in all or some of the territories referred to in this MD&A, the revenue and royalties we expect to generate from sales of EGRIFTATM is lower than anticipated, the supply of EGRIFTATM to our commercial partners is delayed or suspended as a result of problems with our suppliers, EGRIFTATM is withdrawn from the market as a result of defects or recalls, our intellectual property is not adequately protected and our liquidity level decreases based on unexpected activities that must be carried out in order to achieve our business plan.
Although the forward-looking information contained in this MD&A is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary materially from the forward-looking information contained in this MD&A. Certain assumptions made in preparing the forward-looking information include the assumption that tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will receive approval in the territories referred to in this MD&A, no additional clinical studies will be required to obtain said regulatory approval of tesamorelin, EGRIFTATM will be accepted by the marketplace in the United States and will be on the list of reimbursed drugs by third-party payers, our relations with third-party suppliers of EGRIFTATM will be conflict-free and that such third-party suppliers will have enough capacity to manufacture and supply EGRIFTATM to meet its demand and on a timely-basis and that our business plan will not be substantially modified.
Consequently, all of the forward-looking information contained in this MD&A is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation.

Management’s Discussion and Analysis
The following discussion and analysis provides management’s point of view on the financial position and the results of operations of Theratechnologies Inc., on a consolidated basis for the twelve-month periods ended November 30, 2010 (“fiscal 2010”) and November 30, 2009 (“fiscal 2009”). Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, “the Company”, “we”, “us”, “our” or similar terms refer to Theratechnologies Inc. and its consolidated subsidiaries. This information is dated February 8, 2011, and should be read in conjunction with the Audited Consolidated Financial Statements and the accompanying notes. Unless specified otherwise, all amounts are in Canadian dollars. In this MD&A, the use of “EGRIFTATM” refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy regardless of the trade name used for such product in any particular territory. EGRIFTATM is the trade name used in the United States for tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.
Except as otherwise indicated, the financial information contained in this MD&A and in our Audited Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Our financial statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). For more information regarding the conversion to IFRS, please refer to the heading “Conversion to IFRS” in this MD&A and to note 27 of the Audited Consolidated Financial Statements, which are our first consolidated financial statements prepared in accordance with IFRS.
The Audited Consolidated Financial Statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors.
Overview
We are a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products with an emphasis on growth-hormone releasing factor peptides. We are leveraging our expertise in the field of metabolism to discover and develop products in specialty markets. Our commercialization strategy is to retain all or a significant portion of the commercial rights to our products. Our first product, EGRIFTA™ (tesamorelin for injection), was approved by the United States Food and Drug Administration (“FDA”) in November 2010. To date, EGRIFTA™ is the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.
Lipodystrophy in HIV-infected patients presents a serious medical condition, affecting approximately 29% of all diagnosed and treated HIV-infected patients. This condition is associated with a range of physiological and psychological complications beyond the significant health and mortality risks of the HIV infection itself. EGRIFTA™ is currently marketed in the United States by EMD Serono, Inc. (“EMD Serono”), an affiliate of Merck KGaA, pursuant to a collaboration and licensing agreement entered into by us and EMD Serono in October 2008. In addition, we have signed distribution and licensing agreements with Sanofi Winthrop Industries, an affiliate of Sanofi-aventis (collectively, “Sanofi”), for the commercialization rights for EGRIFTA™ for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East and with Ferrer Internacional S.A. (“Ferrer”) for the commercialization rights for EGRIFTA™ for the reduction of excess abdominal fat in HIV-

infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries. EGRIFTA™ is the trade name used in the United States for tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.
The first six months of fiscal 2010 were devoted to preparing for a public meeting with the Endocrinologic and Metabolic Drugs Advisory Committee, which the FDA of the United States had asked us to attend in the context of its review of our New Drug Application (“NDA”) for EGRIFTA™. As an integral part of the FDA review process for a NDA, the principal role of an advisory committee is to provide an independent point of view to enhance the quality of the agency’s regulatory decision-making process. At the public meeting held on May 27, 2010, the committee of experts unanimously recommended to the FDA, the approval of EGRIFTA™.
In the second half of fiscal 2010, we focused primarily on responding to the FDA’s questions and began building our inventory in anticipation of the launch of EGRIFTA™ in the United States. We were also focused on securing strategic alliances for the commercialization of EGRIFTA™ in territories outside of the United States.
On November 10, 2010, the FDA approved EGRIFTA™ as the first approved treatment in the United States for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. By virtue of the collaboration and licensing agreement entered into in 2008 with EMD Serono, we received a milestone payment of US$25,000,000 associated with the FDA-approval of EGRIFTA™. This payment was received by us on November 30, 2010. Under the collaboration and licensing agreement, EMD Serono has the exclusive right to commercialize EGRIFTATM in the United States for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.
Concurrent with these regulatory activities in fiscal 2010, our third-party suppliers began manufacturing inventory of EGRIFTA™ in preparation for the launch of EGRIFTA™ in the United States by our commercial partner, EMD Serono. The first product shipment of EGRIFTA™ took place in December 2010.
Fiscal 2010 was also marked by a change in our management. On December 1, 2010, John-Michel T. Huss, previously Chief of Staff, Office of the CEO, of Sanofi in Paris, became our President and Chief Executive Officer. Mr. Huss replaced Yves Rosconi who, in June 2010, announced his desire to retire after six years as the head of the Company.
On December 6, 2010, we entered into a distribution and licensing agreement with Sanofi granting them the exclusive commercialization rights of EGRIFTATM for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East.
On February 3, 2011, we entered into a distribution and license agreement with Ferrer granting them the exclusive commercialization rights of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.
Financial Position
We completed fiscal 2010 with a liquidity position of $64,882,000, consisting of $64,550,000 of cash and highly liquid bonds, and $332,000 of tax credits and grants receivable.

Economic Environment
In 2008 and 2009, capital markets were characterized by significant stock market volatility and a notable decline in access to capital, particularly for the biotechnology industry. An economic slowdown occurred in almost all sectors and the general decline of the capital markets had a negative effect on the cost of capital for companies.
In early 2010, the situation remained challenging and it was only in the second half of the year that we began to see an improvement in economic conditions, which resulted in better access to capital and lower credit risk. Interest rates, however, remained extremely low throughout the year.
Despite the improvement in general market conditions, our investment policy continues to be conservative. We have invested our funds in highly liquid, low-risk instruments as described under the heading “Liquidity and capital resources”.
Perspectives for 2011
In 2011, our focus is to maximize the global opportunities for EGRIFTATM and tesamorelin. In order to do so we intend to:
•	Support our commercial partner, EMD Serono, in commercializing EGRIFTATM in the United States;

•	Support our commercial partner, Sanofi, in seeking regulatory approval of EGRIFTATM in Latin America, Africa and the Middle-East for potential commercialization;

•	Support our commercial partner, Ferrer, in seeking regulatory approval of EGRIFTATM in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries for potential commercialization;

•	Assess expansion opportunities into other territories where EGRIFTATM could be used for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy;

•	Initiate a new clinical program evaluating tesamorelin in a new indication;

•	Continue working on EGRIFTATM. We have developed a new presentation of EGRIFTATM which is easier to use than its current presentation. This new presentation complies with one of the FDA’s post-approval requirements. See “Post-Approval Commitments”; and

•	Develop a new formulation for EGRIFTATM pursuant to our agreement with EMD Serono.

Selected Annual Information

Consolidated statement of comprehensive income
YEARS ENDED NOVEMBER 30 (in thousands of
Canadian dollars, except per share amounts)	2010	2009	2008(1)

Revenue(2)	$31,868	$17,468	$2,641

Research and development expenses, net of tax credits	$14,064	$20,810	$33,215

Results from operating activities	$6,663	$(16,747)	$(48,611)

Net financial income	$2,381	$1,591	—

Net profit (loss)	$8,930	$(15,156)	$(48,611)

Basic and diluted earnings (loss) per share	$0.15	$(0.25)	$(0.85)

Consolidated statement of financial position
AT NOVEMBER 30 (in thousands of Canadian
dollars)	2010	2009	2008(1)

Liquidities (cash and bonds)	$64,550	$63,362	$46,337

Tax credits and grants receivable	$332	$1,333	$1,784

Total assets	$71,651	$69,154	$53,545

Total share capital	$279,398	$279,169	$269,219

Total equity	$52,656	$43,048	$46,347

(1)	We adopted IFRS in fiscal 2010 with a transition date of December 1, 2008. Consequently, the selected financial information for the year ended November 30, 2008, as presented in our 2009 Audited Consolidated Financial Statements, which were presented in conformity with Canadian GAAP, was not restated in terms of IFRS and accordingly, is not comparable with the information for fiscal 2010 and 2009. See “Conversion to IFRS” for the policy differences between Canadian GAAP and IFRS.

(2)	Revenue in 2008 includes interest income of $2,427,000. Revenue in 2009 includes a milestone payment of $10,884,000 received from EMD Serono following the FDA’s acceptance to file our NDA for EGRIFTATM. Revenue in 2010 includes a milestone payment of $25,000,000 received from EMD Serono following marketing approval of EGRIFTATM by the FDA.

Operating Results
Revenue
Our consolidated revenue for the year ended November 30, 2010 was $31,868,000, compared to $17,468,000 in 2009. The increased revenue in fiscal 2010 was related to the milestone payment of US$25,000,000 (C$25,000,000) received by us from EMD Serono on November 30, 2010 associated with the satisfaction of the condition of approval of EGRIFTATM by the FDA. In fiscal 2009, a payment of US$10,000,000 (C$10,884,000) was received by us from EMD Serono following the acceptance by the FDA of the Company’s NDA for EGRIFTATM in conformity with the collaboration and licensing agreement with EMD Serono.
The initial payment of US$22,000,000 (C$27,097,000) received on December 15, 2008, upon the closing of the transaction with EMD Serono, has been deferred and is being amortized over its estimated service period of four years on a straight-line basis. For the year ended November 30, 2010, an amount of $6,846,000 related to this transaction was recognized as revenue. At November 30, 2010, the deferred revenue related to this transaction recorded on the consolidated statement of financial position amounted to $13,692,000.
We expect to generate revenue from sales of EGRIFTATM to EMD Serono throughout fiscal 2011. We also expect to receive royalties on sales of EGRIFTATM in the United States by EMD Serono beginning in the second quarter of fiscal 2011 upon receipt and confirmation of the sales report relating to the previous quarter. The royalty rate we receive from EMD Serono is based on the level of annual net sales achieved, with the rate increasing as higher levels of net sales are attained.
R&D Activities
For the year ended November 30, 2010, consolidated research and development (“R&D”) expenses, net of tax credits, amounted to $14,064,000, compared to $20,810,000 in 2009, a decrease of 32.4%. The majority of R&D expenses incurred in fiscal 2010 are related to follow-up on work derived from the regulatory filing with the FDA, notably responding to the FDA’s questions, and preparation for the FDA Advisory Committee meeting. In parallel with the United States FDA review, we continued to advance our regulatory filing in Europe and to work on a new presentation of the existing formulation of EGRIFTATM. Furthermore, we are in the process of evaluating the initiation of a new clinical program to develop tesamorelin for a new indication. In our discovery and preclinical groups, we continued to develop new peptides and to advance our preclinical program for acute kidney injury (“AKI”). In fiscal 2009, the expenses incurred were principally associated with completing the Phase 3 clinical trials evaluating tesamorelin in HIV-associated lipodystrophy and the preparation of the NDA, which was submitted to the FDA in May 2009. The significant decline in R&D expenses was in accordance with our projected R&D expenses for fiscal 2010. We expect the amount of our R&D expenses for fiscal 2011 to be similar to those of 2010.
Cost of Sales
In fiscal 2010, we began producing through our third-party suppliers inventories in anticipation of the launch of EGRIFTATM in the United States. Cost of sales in fiscal 2010 related to this activity amounted to $469,000 which includes a charge of $192,000, in order to value the inventories at their net realizable value. This write-down was due to raw materials that were not originally bought under the conditions of our current long-term procurement agreements. Cost of sales also included unallocated costs related to the production fees associated with the start-up of the manufacturing process. We expect the cost of sales to increase significantly over the next fiscal year as sales of EGRIFTATM grow and as we secure additional suppliers for raw materials and finished products.
General and Administrative Expenses
For the year ended November 30, 2010, general and administrative expenses were $8,002,000, compared to $6,543,000 for the same period in fiscal 2009.
The higher expenses for the year ended November 30, 2010 are primarily due to the cost and expenses associated with professional fees for the recruitment of the new President and Chief Executive Officer, increased corporate communication associated with the FDA Advisory Committee meeting and FDA approval, and conversion of our financial statements to IFRS, as well as costs and expenses related to variations in share-based compensation expenses. The expenses for the year ended November 30, 2009 include the costs associated with the revision of our three-year business plan which were not repeated in fiscal 2010.
Selling and Market Development Expenses
For the year ended November 30, 2010, selling and market development expenses were $2,670,000, compared to $6,862,000 in fiscal 2009.
The selling and market development expenses in fiscal 2010 are principally composed of business development expenses and market research outside the United States and the costs of managing the agreement with EMD Serono. In fiscal 2009, we incurred expenses totaling $4,269,000 in connection with professional fees related to the transaction with EMD Serono.
Net Financial Income
For the year ended November 30, 2010, interest income was $1,562,000 compared to $2,123,000 in fiscal 2009. The year-over-year decline is due to lower average cash positions and a decrease in yield on our bond portfolio. Receipt of the $25,000,000 milestone payment from EMD Serono in November 2010 strengthened the Company’s cash position to a level comparable to that of year-end 2009. Finance costs in fiscal 2010 were a gain of $493,000 compared to an expense of $661,000 in fiscal 2009. Finance costs in fiscal 2010 benefited from a net foreign currency gain of $511,000 compared to a net foreign currency loss of $635,000 in 2009.
Net Results
Reflecting the changes in revenue and expenses described above, we realized a net profit of $8,930,000 ($0.15 per share) for the year ended November 30, 2010, compared to a net loss of $15,156,000 ($0.25 loss per share) for the same period in fiscal 2009. The net profit included revenue of $31,846,000 related to the collaboration and licensing agreement with EMD Serono.

Quarterly Financial Information
The following table is a summary of the unaudited consolidated operating results of the Company presented in accordance with IFRS for the last eight quarters.
(in thousands of Canadian dollars, except per share amounts)

				2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$26,717	$1,717	$1,717	$1,717	$1,718	$12,601	$1,717	$1,432

Net profit (net loss)	$21,299	$(3,357)	$(4,771)	$(4,241)	$(4,654)	$5,779	$(5,454)	$(10,827)

Basic and diluted earnings (loss) per share	$0.35	$(0.06)	$(0.08)	$(0.07)	$(0.08)	$0.10	$(0.09)	$(0.18)
As described above, the higher revenue in the third quarter of 2009 is related to the milestone payment of $10,884,000 received from EMD Serono following the FDA’s acceptance to file the Company’s NDA for EGRIFTATM. The higher revenue in the fourth quarter of 2010 is related to the receipt from EMD Serono of a milestone payment of $25,000,000 following marketing approval of EGRIFTATM by the FDA.
Fourth Quarter Comparison
Consolidated revenue for the three-month period ended November 30, 2010, amounted to $26,717,000, compared to $1,718,000 for the same period in fiscal 2009. The higher revenue in the three-month period ended November 30, 2010 is related to the milestone payment of $25,000,000 received at the end of the fourth quarter, following marketing approval of EGRIFTATM by the FDA in the United States.
Consolidated R&D expenses, net of tax credits, totaled $3,172,000 for the fourth quarter of 2010, compared to $4,212,000 for the same period in 2009, a decrease of 24.7%. The R&D expenses incurred in 2009 principally included expenses related to preparing for the FDA Advisory Committee meeting, which was held on May 27, 2010. The R&D expenses incurred in the fourth quarter of fiscal 2010 were mainly related to managing responses to the FDA’s questions and the FDA approval process, in addition to the advancement of our regulatory filing in Europe and on a new presentation of the existing formulation of EGRIFTATM. Furthermore, we are in the process of evaluating the initiation of a new clinical program to develop tesamorelin for a new indication. In our discovery and preclinical groups, we continued to develop new peptides and to advance our preclinical program in AKI.
General and administrative expenses were $2,036,000 in the fourth quarter of 2010, compared to $1,563,000 for the same period in 2009. The higher expenses for 2010 are principally related to the conversion of our financial statements to IFRS and FDA approval of EGRIFTATM in the United States.
Selling and market development expenses amounted to $761,000 for the fourth quarter of 2010, compared to $1,069,000 for the same period in 2009. The sales and market development expenses in fiscal 2010 are principally composed of business development expenses outside the United States and the costs of performing our obligations under the agreement with EMD Serono. The increased costs in 2009 were principally due to market development costs in Europe to increase the awareness of lipodystrophy as a disease.
Consequently, we recorded a net profit for the three-month period ended November 30, 2010, of $21,299,000 ($0.35 per share), compared to a net loss of $4,654,000 ($0.08 per share) for the same period in 2009.
In the three-month period ended November 30, 2010, cash flows from operating activities, excluding changes in operating assets and liabilities, was $22,037,000, compared to a use of cash of $4,333,000 for the same period in 2009.
Liquidity and Capital Resources
Our objective in managing capital is to ensure a sufficient liquidity position to finance our research and development activities, general and administrative expenses, working capital and capital spending.
To fund our activities, we have relied primarily on public offerings of common shares in Canada and private placements of our common shares as well as on up-front payments and milestone payments primarily associated with the agreement with EMD Serono. When possible, we try to optimize our liquidity position using non-dilutive sources, including investment tax credits, grants and interest income.
For the year ended November 30, 2010, cash flow from operating activities, excluding changes in operating assets and liabilities, was $11,160,000 compared to a use of cash of $13,547,000 in fiscal 2009. The cash flow generated in fiscal 2010 is principally related to payments received under the agreement with EMD Serono as well as decreases in R&D expenses and in selling and market development expenses.
At November 30, 2010, cash and bonds amounted to $64,550,000 and tax credits and grants receivable amounted to $332,000, for a total of $64,882,000.
At this time, apart from our unused $1,800,000 revolving credit facility, we do not have any additional arrangements for external debt financings, and are not certain whether any proposed debt financing in the future, would be available on acceptable terms, or available at all. We may seek additional capital through the incurrence of debt, the issuance of equity or other financing alternatives.
We invest our available cash in highly liquid fixed income instruments from governmental, municipal and paragovernmental bodies ($37,542,000 at November 30, 2010) as well as corporate bonds with high credit ratings ($359,000 at November 30, 2010).
In the year ended November 30, 2010, the Company received share subscriptions amounting to $15,000 ($96,000 in fiscal 2009) for the issuance of 2,880 common shares (34,466 in 2009) in connection with the share purchase plan. Under the terms of the agreement with EMD Serono, we issued 2,179,837 common shares for a cash consideration of US$8,000,000 (C$9,854,000) during the first quarter of 2009.

In fiscal 2010, our third-party suppliers began to manufacture inventory of EGRIFTATM for commercialization in the United States. We expect to continue to build our inventory until we reach an adequate level of finished goods to meet the needs of our partners and this will significantly increase our working capital needs in fiscal 2011.
Contractual Obligations
Commitments
We rent our headquarters and main office pursuant to a lease expiring in April 2021. At November 30, 2010 and 2009, and at December 1, 2008, the minimum payments required under the terms of the non-cancellable lease were as follows:

	November 30,	November 30,	December 1,
(in thousands of Canadian dollars)	2010	2009	2008

Less than one year	55	340	816
Between one and five years	2,239	2,020	340
More than five years	3,943	4,216	—

	6,237	6,576	1,156
Long-Term Procurement Agreements
During and after the years ended November 30, 2010 and 2009, we entered into long-term procurement agreements with third-party suppliers in anticipation of the commercialization of EGRIFTATM.
Credit Facility
We have a $1,800,000 revolving credit facility, bearing interest at prime plus 0.5%. Under the term of the revolving credit facility, the market value of investments held must always be equivalent to 150% of amounts drawn under the facility. If the market value falls below $7,000,000, we will provide the bank with a first rank movable hypothec (security interest) of $1,850,000 on securities judged satisfactory by the bank. As at November 30, 2010, we did not have any borrowings outstanding under this credit facility.
Post-Approval Commitments
In connection with its approval, the FDA has required the following three post-approval commitments:
•	a single vial formulation of EGRIFTATM (the development of a new presentation of the same formulation);

•	a long-term observational safety study using EGRIFTATM; and

•	a Phase 4 clinical trial using EGRIFTATM.
We have developed a new presentation of EGRIFTATM which is more user-friendly than its current presentation because we expect it to be quicker and easier for a patient to manipulate. In the new presentation of the same formulation, EGRIFTATM will be available as a single unit dose (one vial containing 2 mg of tesamorelin) of sterile, lyophilized powder to be reconstituted with sterile water for injection. This new presentation complies with the first of the FDA’s post-approval requirements. The FDA requires that this new presentation be available by November 2013.
The purpose of the long-term observational study required by the FDA is to evaluate the safety of long-term administration of EGRIFTATM. The primary purpose of the Phase 4 clinical trial is to assess whether EGRIFTATM has an impact on diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. The FDA requires that the proposals for the long-term observational safety study and Phase 4 clinical trial be completed within six months of our having received approval to commercialize EGRIFTATM. Under the terms of our collaboration and licensing agreement, EMD Serono is responsible for finalizing such proposals. We will continue to support EMD Serono in developing and finalizing such proposals.
Contingent Liability
On July 26, 2010, we received a motion of authorization to institute a class action lawsuit against the Company, a director and a former executive officer (the “Motion”). This Motion was filed in the Superior Court of Quebec, district of Montreal. The applicant is seeking to initiate a class action suit to represent the class of persons who were shareholders at May 21, 2010 and who sold their common shares of the Company on May 25 or 26, 2010. This applicant alleges that the Company did not comply with its continuous disclosure obligations as a reporting issuer by failing to disclose certain alleged adverse effects relating to the administration of EGRIFTATM. The Company is of the view that the allegations contained in the Motion are entirely without merit and intends to take all appropriate actions to vigorously defend its position.
The Motion has not yet been heard by the Superior Court of Quebec and a date has not been set for the hearing.
The Company has subscribed to insurance covering its potential liability and the potential liability of its directors and officers in the performance of all their duties for the Company subject to a $200,000 deductible. At November 30, 2010, an amount of $96,000 in legal fees had been accrued and included in general and administrative expenses, of which $61,000 was paid during the year and $35,000 remained in accounts payable and accrued liabilities.
Off-Balance Sheet Arrangements
We were not involved in any off-balance sheet arrangements for the year ended November 30, 2010, with the exception of the lease of our headquarters as described above.
Subsequent Events
Distribution and Licensing Agreements
On December 6, 2010, we announced the signing of a distribution and licensing agreement with Sanofi covering the commercial rights for EGRIFTATM in Latin America, Africa, and the Middle East for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.
Under the terms of the Agreement, we will sell EGRIFTATM to Sanofi at a transfer price equal to the higher of a percentage of Sanofi’s net selling price and a predetermined floor price. We have retained all future development rights to EGRIFTATM and will be responsible for conducting research and development for any additional potential indications. Sanofi will be responsible for conducting all regulatory activities for EGRIFTATM in the aforementioned territories, including applications for approval in the different countries for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. We also granted Sanofi an option to commercialize tesamorelin for other indications in the territories mentioned above. If such option is not exercised, or is declined, by Sanofi, we may commercialize tesamorelin for such indications on our own or with a third-party.
On February 3, 2011, we entered into a distribution and licensing agreement with Ferrer covering the commercial rights for EGRIFTATM for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.
Under the terms of the Agreement, we will sell EGRIFTATM to Ferrer at a transfer price equal to the higher of a significant percentage of Ferrer’s net selling price and a predetermined floor price. We have retained all development rights to EGRIFTATM for other indications and will be responsible for conducting research and development for any additional programs. Ferrer will be responsible for conducting all regulatory and commercialization activities in connection with EGRIFTATM for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories subject to the agreement. We will be responsible for the manufacture and supply of EGRIFTATM to Ferrer. We have the option to co-promote EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories. Ferrer has the option to enter into a co-development and commercialization agreement using tesamorelin relating to any such new indications. The terms and conditions of such a co-development and commercialization agreement will be negotiated based on any additional program chosen for development.
Deferred Share Unit Plan
In December 2010, we adopted a deferred share unit plan (“Plan”) to provide long-term incentive compensation for our directors and executive officers. Under the Plan, directors must receive their annual remuneration as a board member in fully vested deferred share unites (“DSUs”) until they reach a percentage of their annual remuneration and, once such percentage is attained, they have the option to elect to receive part or all of their annual remuneration in DSUs. Under the plan, executive officers have the option of receiving all or a portion of their annual bonus in the form of fully-vested DSUs. The units are only redeemable for cash when a participant ceases to be an employee or member of the Board of Directors. We manage the risk associated with the issuance of the DSU by entering into a yearly forward contract with a third-party. As at February 7, 2011, all of the 99,912 DSUs outstanding were covered by a prepaid forward contract.
Stock Option Plan
Between December 1, 2010 and February 7, 2011, the Company granted 250,000 options at an exercise price of $5.65 per share. Also, 27,832 options were forfeited and expired at a weighted exercise average price of $12.06 per share and 3,000 options were exercised at a weighted exercise average price of $1.80 per share for a cash consideration of $5,000.

Financial Risk Management
This section provides disclosure relating to the nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how we manage those risks.
Credit Risk
The Company’s exposure to credit risk currently relates to accounts receivables with only one customer (see note 4 of the Audited Consolidated Financial Statements). Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses.
Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consist principally of bonds. We invest our available cash in highly liquid fixed income instruments from governmental, paragovernmental and municipal bodies ($37,542,000 as at November 30, 2010) as well as from companies with high credit ratings ($359,000 as at November 30, 2010). As at November 30, 2010, we were not exposed to any credit risk over the carrying amount of the bonds.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage liquidity risk through the management of our capital structure, as outlined under “Liquidity and Capital Resources”. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business.
We have adopted an investment policy in respect of the safety and preservation of capital to ensure that our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
The required payments on the contractual maturities of financial liabilities, as well as the payments required under the terms of the operating lease, as at November 30, 2010, are presented in notes 20 and 23 of the Audited Consolidated Financial Statements.
Currency Risk
We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of our business transactions denominated in currencies other than the Canadian dollar, primarily revenues from milestone payments and expenses for research and development incurred in U.S. dollars, euros and pounds sterling (“GBP”). We do not use derivative financial instruments to reduce our foreign exchange exposure.
We manage currency risk by maintaining cash in U.S. dollars on hand to support U.S. forecasted cash budgets for a maximum 12-month period. We do not currently view our exposure to the euro and GBP as a significant foreign exchange risk due to the limited volume of transactions conducted by the Company in these currencies.
Exchange rate fluctuations for foreign currency transactions can cause cash flow as well as amounts recorded in consolidated statement of comprehensive income to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of comprehensive income. Given our policy on the management of our U.S. foreign currency risk, we do not believe, a sudden change in foreign exchange rates would impair or enhance our ability to pay our U.S. dollar denominated obligations.
The following table provides significant items exposed to currency risk as at November 30, 2010:

			November 30,
			2010
(in thousands of dollars)	$US	EURO	GBP

Cash	26,424	—	1
Trade and other receivables	—	—	—
Accounts payable and accrued liabilities	(465)	(26)	(81)

Items exposed to currency risk	25,959	(26)	(80)
The following exchange rates applied during the year ended November 30, 2010:

	Average rate	Reporting date rate

$US — C$	1.0345	1.0266
EURO — C$	1.3848	1.3326
GBP — C$	1.6051	1.5969

In fiscal 2010, based on our foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the Canadian dollar would have increased the net profit as follows, assuming that all other variables remained constant:

(in thousands of dollars)	$US	EURO	GBP

Increase in net profit	1,298	(1)	(4)

An assumed 5% weakening of the Canadian dollar would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Our short-term bonds are invested at fixed interest rates and/or mature in the short-term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that we will realize a loss as a result of a decline in the fair value of our bonds is limited because these investments, although they are classified as available for sale, are generally held to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income.
Based on the value of our short and long-term bonds at November 30, 2010, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income by approximately $336,000; an assumed increase in interest rate of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.
Cash bears interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities bear no interest.
Based on the average value of variable interest-bearing cash during year ended November 30, 2010 ($3,219,000), an assumed 0.5% increase in interest rates during such period would have increased the future cash flow and the net profit by approximately $16,000; an assumed decrease of 0.5% would have had an equal but opposite effect.
Financial Instruments
We have determined that the carrying values of our short-term financial assets and liabilities, including cash, trade and other receivables as well as accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds are stated at estimated fair value, determined by inputs that are primarily based on broker quotes at the reporting date (level 2 inputs — see note 22 — Determination of fair values).
Critical Accounting Estimates
Use of Estimates and the Exercise of Judgment
The preparation of our Audited Consolidated Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes to the Audited Consolidated Financial Statements:
Note 4 — Revenue and deferred revenue
Note 15 (iv) — Stock option plan
Note 16 — Income taxes
Note 18 — Contingent liability
Other areas of judgement and uncertainty relate to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement of the amount and assessment of the recoverability of tax credits and grants receivable and capitalization of development expenditures.

Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and the anticipated measures management intends to take. Actual results could differ from those estimates.
The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Conversion to IFRS
In February 2008, the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada, as used by public companies, would converge with IFRS, for financial periods beginning on and after January 1, 2011 with the option to early adopt IFRS upon receipt of approval from the Canadian Securities regulatory authorities. In the fourth quarter, we filed a request to adopt IFRS two years in advance of the date required under the AcSB, using December 1, 2008 as the date of transition and December 1, 2009 as the changeover date. Our request was granted and as a result, the consolidated financial statements for the year ended November 30, 2010 are our first annual financial statements prepared in conformity with IFRS.
Because we had previously filed financial statements and MD&As for the first, second and third quarters of 2010 with comparisons to 2009 in accordance with Canadian GAAP, these statements were restated and re-filed on February 8, 2011 to reflect our adoption of IFRS. Periods prior to December 1, 2008 have not been restated.
In preparing these first IFRS financial statements, we used the IFRS accounting policies in effect as at November 30, 2010, including IFRS 1 — First-time Adoption of International Financial Reporting Standards (“IFRS 1”). IFRS 1 provides guidance for an entity’s initial adoption of IFRS and outlines that, in general, an entity applies the principles under IFRS retrospectively with adjustments arising on conversion from Canadian GAAP to IFRS being directly recognized in retained earnings as of the beginning of the first comparative financial statements presented. IFRS 1 also requires companies adopting IFRS to reconcile equity and net earnings from the previously reported Canadian GAAP amounts to the restated IFRS amounts. Our reconciliation of equity under Canadian GAAP as at December 1, 2008, the date of transition, and as at November 30, 2009 to the restated IFRS amounts are included in note 27 of the consolidated financial statements, as is the reconciliation of comprehensive income for the year-ended November 30, 2009.
IFRS 1 also provides certain optional exemptions from retrospective application of certain IFRS requirements as well as mandatory exceptions which prohibit retrospective application of standards.
We elected to apply the following optional exemptions from full retrospective application:
(i) IFRS 2 — Share-based Payment: IFRS 1 encourages the application of IFRS 2, Share-based Payment provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that were not vested by the transition date. As permitted by this exemption, the Company applied IFRS 2 only to equity instruments granted after November 7, 2002 that were not vested by December 1, 2008.
(ii) Designation of financial assets and financial liabilities exemption: we elected to redesignate cash from the held for trading category to loans and receivables.

We also followed the mandatory exemptions applicable to the Company as described below:
Estimates — Hindsight cannot be used to create or revise estimates. Estimates previously made under Canadian GAAP cannot be revised for application of IFRS except where necessary to reflect any difference in accounting policies.
Impact of IFRS on the Company’s Financial Statements
The adoption of IFRS resulted in some changes to our accounting policies that were applied in the recognition, measurement and disclosure of balances and transactions in our financial statements. However, none of the changes to our accounting policies resulted in significant changes to line items within our financial statements.
The following provides a summary of our evaluation of important changes to accounting policies in key areas:
IFRS 2, Share-based Payment (“IFRS 2”)
Under IFRS, when stock option awards vest gradually, each tranche is to be considered as a separate award, while under Canadian GAAP, companies can make a policy choice to consider gradually vested tranches as a single award. Similarly, the IFRS standard requires that forfeiture estimates be established at the time of the initial fair value assessment of share-based payments rather than to account for the forfeitures as they occur. Therefore, the compensation expense will have to be recognized over the expected term of each tranche and take into account the impact of the differences in accounting for forfeitures. As a result of this change, an amount of $175,000 was recorded to deficit at the transition date, with the counterpart to contributed surplus.
IAS 36, Impairment of Assets (“IAS 36”)
Under Canadian GAAP impairment standards for non-financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. IAS 36 requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than carrying value. We performed impairment testing as of December 1, 2008 and concluded that no impairment charge was required under IFRS. No impairment indicators were identified for the period between the transition date and November 30, 2009 and November 30, 2010. IAS 36 also permits the reversal of certain impairment charges where conditions have changed. We reviewed past impairment charges and concluded that there was no justification for reversal of past impairment charges.
IAS 1, Presentation of Financial Statements (“IAS 1”)
Financial statement presentation is addressed in conjunction with the related IFRS standards. Certain additional disclosures were required in the notes to the financial statements and the statement of comprehensive income was modified to reflect a presentation by function. The reclassifications required as a result of this change are described in note 27 (c) of the consolidated financial statements.
Other Standards
Our examination of all other standards, including for example, IAS 21 — The Effects of Changes in Foreign Exchange Rates, IAS 37 — Provisions, Contingent Liabilities and Contingent Assets, and IAS 18 — Revenue, revealed no significant adjustment was necessary other than enhanced disclosures.

Note 27 of the consolidated financial statements for the year ended November 30, 2010 contains a detailed description of our conversion to IFRS, including a line-by-line reconciliation of our financial statements previously prepared under Canadian GAAP to those under IFRS as at November 30, 2009 and December 1, 2008.
Impact on the Business
The impact of the conversion to IFRS on the Company was minimal and therefore resulted in a limited number of adjustments. Our systems easily accommodated the required changes. Our internal controls and disclosure controls and procedures did not require significant modification as a result of its conversion to IFRS. Furthermore, there was no impact on our contractual arrangements or compliance thereto.
Impact on Information Systems and Technology
The transition had minimal impacts on our information systems. The areas where information systems were most impacted were minor modifications to certain general ledger accounts, sub-ledgers and end-user reports to accommodate IFRS accounting adjustments, recording, and heightened disclosures.
Impact on Internal Control over Financial Reporting and Disclosure Controls and Procedures
Our internal controls over financial reporting were also not significantly affected by the transition to IFRS. The IFRS differences required presentation and process changes to report more detailed information in the notes to the financial statements, as well as certain changes to the recognition and measurement practices. Disclosure controls and procedures were adapted to take into consideration the changes in recognition, measurement and disclosure practices but the impact was minimal as well.
Impact on Financial Reporting Expertise
Training and education was provided to all members of the finance team who are directly affected by the transition to IFRS. This training focused mainly on the process changes required and an overview of the reasons behind the changes from a standards perspective.
New accounting policies
Certain pronouncements were issued by the IASB or International Financial Reporting Interpretation Committee that are mandatory for annual periods beginning after January 1, 2010 or later periods. Many of these updates are not applicable or are inconsequential to us and have been excluded from the discussion below. The remaining pronouncements are being assessed to determine their impact on our results and financial position:
Annual improvements to IFRS
The IASB’s improvements to IFRS published in April 2009 contain fifteen amendments to twelve standards that result in accounting changes for presentation, recognition or measurement purposes largely for annual periods beginning on or after January 1, 2010, with early adoption permitted. These amendments were considered by the Company and deemed to be not applicable to the Company other than for the amendment to IAS 17 — Leases relating to leases which include both land and buildings elements. In this case, the Company early adopted this amendment.

The IASB’s improvements to IFRS contain seven amendments that result in accounting changes for presentation, recognition or measurement purposes. The most significant features of the IASB’s annual improvements project published in May 2010 are included under the specific revisions to standards discussed below.
(i)	IFRS 3:

Revision to IFRS 3, Business Combinations:
Effective for annual periods beginning on or after July 1, 2010 with earlier adoption permitted.

Clarification on the following areas:
•	the choice of measuring non-controlling interests at fair value or at the proportionate share of the acquiree’s net assets applies only to instruments that represent present ownership interests and entitle their holders to a proportionate share of the net assets in the event of liquidation. All other components of non-controlling interest are measured at fair value unless another measurement basis is required by IFRS.

•	application guidance relating to the accounting for share-based payments in IFRS 3 applies to all share-based payment transactions that are part of a business combination, including un-replaced awards (i.e., unexpired awards over the acquiree shares that remain outstanding rather than being replaced by the acquirer) and voluntarily replaced share-based payment awards.
(ii)	IFRS 7:
Amendment to IFRS 7, Financial Instruments: Disclosures:

Effective for annual periods beginning on or after January 1, 2011 with earlier adoption permitted.

Multiple clarifications related to the disclosure of financial instruments and in particular in regards to transfers of financial assets.
(iii)	IAS 1:
Amendment to IAS 1, Presentation of Financial Statements:

Effective for annual periods beginning on or after January 1, 2011 with earlier adoption permitted.

Entities may present the analysis of the components of other comprehensive income either in the statement of changes in equity or within the notes to the financial statements.
(iv)	IAS 27:
Amendment to IAS 27, Consolidated and Separate Financial Statements:

Effective for annual periods beginning on or after January 1, 2011 with earlier adoption permitted.

The 2008 revisions to this standard resulted in consequential amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates, IAS 28, Investments in Associates, and IAS 31, Interests in Joint Ventures. IAS 27 now provides that these amendments are to be applied prospectively.
(v)	IAS 34:
Amendment to IAS 34, Interim Financial Reporting:

Effective for annual periods beginning on or after January 1, 2011 with earlier adoption permitted.

The amendments place greater emphasis on the disclosure principles for interim financial reporting involving significant events and transactions, including changes to fair value measurements and the need to update relevant information from the most recent annual report.
New or revised standards and interpretations
In addition, the following new or revised standards and interpretations have been issued but are not yet applicable to the Company:
(i)	IAS 24:
Amendments to IAS 24, Related Party Disclosures:

Effective for annual periods beginning on or after January 1, 2011 with earlier adoption is permitted.

There are limited differences in the definition of what constitutes a related party; however, the amendment requires more detailed disclosures regarding commitments.

(ii)	IFRS 8:

IFRS 8, Operating Segments:

Effective for annual periods beginning on or after January 1, 2010.

Requires purchase information about segment assets.
(iii)	IFRS 9:
New standard IFRS 9, Financial Instruments:

Effective for annual periods beginning on or after January 1, 2013 with earlier adoption permitted.

As part of the project to replace IAS 39, Financial Instruments: Recognition and Measurement, this standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets. More specifically, the standard:
•	deals with classification and measurement of financial assets

•	establishes two primary measurement categories for financial assets: amortized cost and fair value

•	classification depends on entity’s business model and the contractual cash flow characteristics of the financial asset

•	eliminates the existing categories: held to maturity, available for sale, and loans and receivables.
Certain changes were also made regarding the fair value option for financial liabilities and accounting for certain derivatives linked to unquoted equity instruments.
Outstanding share data
At February 7, 2011, the common shares issued and outstanding were 60,515,764 while outstanding options granted under the stock option plan were 3,068,306.

Disclosure controls and procedures and internal control over financial reporting
As at November 30, 2010, an evaluation of the design and operating effectiveness of our disclosure controls and procedures, as defined in the rules of Canadian Securities Administrators, was carried out. Based on that evaluation, the President and Chief Executive Officer and the Senior Executive Vice-President and Chief Financial Officer concluded that the design and operating effectiveness of those disclosure controls and procedures were effective.
Also as November 30, 2010, an evaluation of the design and operating effectiveness of internal controls over financial reporting, as defined in the rules of the Canadian Securities Administrators, was carried out to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with IFRS. Based on that evaluation, the President and Chief Executive Officer and the Senior Executive Vice-President and Chief Financial Officer concluded that the design and operating effectiveness of internal controls over financial reporting were effective.
These evaluations were based on the framework established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, a recognized control model, and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. A disclosure committee comprised of members of senior management assists the President and Chief Executive Officer and the Senior Executive Vice-President and Chief Financial Officer in their responsibilities.
All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. There were no changes in our internal controls over financial reporting that occurred during the year ended November 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
Risks and uncertainties
Investors should understand that we operate in a high risk industry. We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition or operating results. Investors should carefully consider the risks described below before purchasing our securities. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. Our business could be harmed by any of these risks.

Risks Related to the Commercialization of our Product and Product Candidates
Our commercial success depends largely on the commercialization of EGRIFTATM; the failure of EGRIFTATM to obtain commercial acceptance would have a material adverse effect on us.
Our ability to generate revenues in the future is primarily based on the commercialization of EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. In the short-term, these revenues should be primarily derived from the U.S. market alone. Although we have entered into a collaboration and licensing agreement with EMD Serono for the commercialization of EGRIFTATM in the United States, there can be no assurance that EGRIFTATM will be successfully commercialized in the United States, or in any other country. Although we are developing other peptides, all of them are at earlier stages of development and none of them may reach the clinical trial phase, obtain regulatory approval or, even if approved, be successfully commercialized.
The overall commercialization success of EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will depend on several factors, including:
•	receipt of regulatory approvals for EGRIFTATM from regulatory agencies in the territories other than the United States in which we wish to expand the commercialization of tesamorelin;

•	market acceptance of EGRIFTATM by the medical community, patients and third-party payors (such as governmental health administration authorities and private health coverage insurers);

•	the amount of resources devoted by our commercial partners to commercialize EGRIFTATM in their respective territories;

•	maintaining manufacturing and supply agreements to ensure the availability of commercial quantities of EGRIFTATM through validated processes;

•	the number of competitors in our market; and

•	protecting and enforcing our intellectual property and avoiding patent infringement claims.
The inability to commercialize EGRIFTATM in the United States for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the short term would delay our capacity to generate revenues and would have a material adverse effect on our financial condition and operating results.

We are or will be dependent on a limited number of collaboration and licensing agreements for the commercialization of EGRIFTATM in the United States, Europe, Latin America, Africa and the Middle East. These agreements place the commercialization of EGRIFTATM in these markets outside of our control.
Although our collaboration and licensing agreements with EMD Serono, Sanofi and Ferrer contain provisions governing their respective responsibilities as partners for the commercialization of EGRIFTATM in their respective territories, our dependence on these partners to commercialize EGRIFTATM is subject to a number of risks, including:
•	our limited control of the amount and timing of resources that our commercial partners will be devoting to the commercialization, marketing and distribution of tesamorelin, including obtaining patient reimbursement for EGRIFTATM, which could adversely affect our ability to obtain or maximize our royalty payments;

•	disputes or litigation that may arise between us and our commercial partners, which could adversely affect the commercialization of tesamorelin, all of which would divert our management’s attention and our resources;

•	our commercial partners not properly defending our intellectual property rights or using them in such a way as to expose us to potential litigation, which could, in both cases, adversely affect the value of our intellectual property rights; and

•	corporate reorganizations or changes in business strategies of our commercial partners, which could adversely affect a commercial partner’s willingness or ability to fulfill its obligations under its respective agreement.
Our collaboration and licensing agreements may be terminated by our partners in the event of a breach by us of our obligations under such agreements, including our obligation to supply EGRIFTATM , for which we rely on third parties. Our collaboration and licensing agreement with EMD Serono can also be terminated by EMD Serono for their convenience on 180 days notice to us. Such a termination could have an adverse effect on our revenues related to the commercialization of EGRIFTATM in the United States. In addition, EMD Serono has listed a patent held by one of its affiliates in the Orange Book under the Hatch-Waxman Act with respect to EGRIFTATM in HIV-associated lipodystrophy. In the event of a termination of our agreement with EMD Serono, EMD Serono could assert that such patent would be infringed by our continued sale of EGRIFTATM in the United States. Any such assertion would divert our management’s attention and could have a material adverse effect on our results of operations.
If any one of our commercial partners terminates their agreement with us or fails to effectively commercialize EGRIFTATM, for any of the foregoing or other reasons, we may not be able to replace the commercial partner and any of these events would have a material adverse effect on our business, results of operations and our ability to achieve future profitability, and could cause our stock price to decline.
We rely on third parties for the manufacture and supply of EGRIFTATM and tesamorelin and such reliance may adversely affect us if the third parties are unable or unwilling to fulfill their obligations.
The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We do not own or operate manufacturing facilities for the production of tesamorelin or any of our other product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third parties to manufacture and supply all of our required raw materials, drug substance and drug product for our preclinical research, clinical trials and commercial sales. For tesamorelin for clinical studies and EGRIFTATM for commercial sales, we are currently using, and relying on, single suppliers and single manufacturers for starting materials and the final drug substance. Although potential alternative suppliers and manufacturers have been identified, we have not qualified these vendors to date and no assurance can be given that such suppliers will be qualified in the future or receive necessary regulatory approval.
Our reliance on third-party manufacturers exposes us to a number of risks. We may be subject to delays in or suspension of the manufacturing of EGRIFTATM and tesamorelin if a third-party manufacturer:
•	becomes unavailable to us for any reason, including as a result of the failure to comply with good manufacturing practices, or GMP, regulations;

•	experiences manufacturing problems or other operational failures, such as equipment failures or unplanned facility shutdowns required to comply with GMP or damage from any event, including fire, flood, earthquake, business restructuring or insolvency; or

•	fails to perform its contractual obligations under our agreement, such as failing to deliver the quantities requested on a timely basis.
Any delay in or suspension of the supply of EGRIFTATM could delay or prevent the sale of EGRIFTATM and, accordingly, adversely affect our revenues and results of operations. In addition, any manufacturing delay or delay in delivering EGRIFTATM may result in our being in default under our collaboration agreements. If the damage to a supplier’s manufacturer facility is extensive, or, for any reason, it does not operate in compliance with GMP or the third-party manufacturer is unable or refuses to perform its obligations under our agreement, we would need to find an alternative third-party manufacturer. The selection of a replacement third-party manufacturer would be time-consuming and costly since we would need to validate the manufacturing facility of such new third-party manufacturer. The validation process would include an assessment of the capacity of such third-party manufacturer to produce the quantities that we may request from time to time, the manufacturing process and its compliance with GMP. In addition, the third-party manufacturer would have to familiarize itself with our technology. Any delay in finding an alternative third-party manufacturer of tesamorelin and EGRIFTATM could result in a shortage of such analogue or product, which could materially adversely affect our business and results of operations.
Even though we have received regulatory approval for EGRIFTATM in the United States, we still may not be able to successfully commercialize it if we do not gain market acceptance and the revenue that we generate from its sales, if any, may be limited.
The commercial success of EGRIFTATM or any future products for which we obtain marketing approval from the FDA or other regulatory authorities, will depend upon the acceptance of such product by the medical community, including physicians, patients and health care payors. The degree of market acceptance of any of our products will depend on a number of factors, including:

•	acceptance of the product by physicians and patients as safe and effective treatments and addressing a significant unmet medical need;

•	product price;

•	the effectiveness of our sales and marketing efforts (or those of our commercial partners);

•	storage requirements and ease of administration;

•	dosing regimen;

•	safety and efficacy;

•	prevalence and severity of side effects;

•	competitive products;

•	the ability to obtain and maintain sufficient third-party coverage or reimbursement from government health care programs, including Medicare and Medicaid, private health insurers and other third-party payors; and

•	the willingness and ability of patients to pay out-of-pocket in the absence of third-party coverage.
If EGRIFTATM does not achieve an adequate level of acceptance by physicians, health care payors and patients, we may not generate sufficient revenue from this product, and we may not be able to achieve profitability. Our efforts, and the efforts of our commercial partners, to educate the medical community and third-party payors on the benefits of tesamorelin may require significant resources and may never be successful.
We have no internal sales, marketing or distribution capabilities so we must rely on strategic alliance agreements with third parties for the sale and marketing of EGRIFTATM or any future products.
We currently have no internal sales, marketing or distribution capabilities and we rely on our commercial partners to market and sell EGRIFTATM in their respective territories. Our agreements with our commercial partners contain termination provisions which, if exercised, could delay or suspend the commercialization of EGRIFTATM or any future products.
In the event of any such termination, in order to continue commercialization, we would be required to build our own sales force or enter into agreements with third parties to provide such capabilities. We currently have limited marketing capabilities and we have limited experience in developing, training or managing a sales force. The development of a sales force would be costly and would be time-consuming given the limited experience we have in this area. To the extent we develop a sales force, we could be competing against companies that have more experience in managing a sales force than we have and that have access to more funds than we with which to manage a sales force. Consequently, there can be no assurance that a sales force which we develop would be efficient and would maximize the revenues derived from the sale of EGRIFTATM or any future products.

We are substantially dependent on revenues from EGRIFTATM.
Our current and future revenues depend substantially upon sales of EGRIFTATM by our commercial partners, EMD Serono, Sanofi and Ferrer. Any negative developments relating to this product, such as safety or efficacy issues, the introduction or greater acceptance of competing products, including those marketed and sold by our commercial partners, or adverse regulatory or legislative developments, would have a material adverse effect on our business, prospects and results of operations. Although we continue to develop additional product candidates for commercialization, we expect to be substantially dependent on sales from EGRIFTATM for the foreseeable future. A decline in sales from this product would adversely affect our business.
Our levels of revenues are highly dependent on obtaining patient reimbursement for EGRIFTATM.
Market acceptance and sales of EGRIFTATM will substantially depend on the availability of reimbursement from third party payors such as governmental authorities, including U.S. Medicare and Medicaid, managed care providers, and private insurance plans and may be affected by healthcare reform measures in the United States and elsewhere. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors have been challenging the prices charged for products.
Under our agreements with our commercial partners, they are responsible for seeking reimbursement of EGRIFTATM in their respective territories and as a result we have no control over whether or what level of reimbursement is achieved.
We cannot be sure that reimbursement by insurers, government or other third parties will be available for EGRIFTATM and, if reimbursement is available, the level of reimbursement provided to patients. Reimbursement may impact the demand for, or the price of, EGRIFTATM and our future products for which we obtain marketing approval. If reimbursement is not available or is available only in limited amount, our commercial partners may not be able to successfully commercialize EGRIFTATM or our future products and it will have a material adverse effect on our revenues and royalties, business and prospects.
A variety of risks associated with our international business relationships could materially adversely affect our business.
International business relationships in the United States, Europe, Latin America, Africa, the Middle East and elsewhere subject us to additional risks, including:
•	differing regulatory requirements for drug approvals in foreign countries;

•	potentially reduced protection for intellectual property rights;

•	potential third-party patent rights in foreign countries;

•	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market, with low or lower prices, rather than buying them locally;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability, particularly in foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees traveling abroad;

•	foreign taxes;

•	foreign exchange contracts and foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States and Canada;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.
These and other risks of international business relationships may materially adversely affect our business, prospects, results of operations and financial condition.
Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.
In several countries, including countries which are in Europe, Latin America, Africa, and the Middle East, the pricing of prescription drugs may be subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the marketing of a product. To obtain reimbursement or pricing approval in some countries, a clinical trial that compares the cost-effectiveness of a product candidate to other available therapies may be required. If reimbursement of our product is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our commercial partners may not be willing to devote resources to market and commercialize EGRIFTATM or may decide to cease marketing such product. In such case, our business, prospects and results of operations could be materially adversely affected.
We face competition and the development of new products by other companies could materially adversely affect our business and products.
The biopharmaceutical and pharmaceutical industries are highly competitive and we must compete with pharmaceutical companies, biotechnology companies, academic and research institutions as well as governmental agencies for the development and commercialization of products, most of which have substantially greater financial, technical and personnel resources than us. Although we believe that we have no direct competitors for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy, we could face indirect competition from other companies developing and/or commercializing metabolic products and/or other products that reduce or eliminate the occurrence of lipodystrophy.
In the other clinical programs that we are currently evaluating for development, there may exist companies that are at a more advanced stage of developing a product to treat the diseases for which we are evaluating clinical programs. Some of these competitors could have access to capital resources, research and development personnel and facilities that are superior to ours. In addition, some of these competitors could be more experienced than we are in the development and commercialization of medical products and already have a sales force in place to launch new products. Consequently, they may be able to develop alternative forms of medical treatment which could compete with our products and which could be commercialized more rapidly and effectively than our products.
If we fail to comply with government regulations regarding the import and export of products and raw materials, we could be subject to fines, sanctions and penalties that could adversely affect our ability to operate our business.
We import and export products and raw materials from and to several jurisdictions around the world. This process requires us and our commercial partners to operate in a number of jurisdictions with different customs and import/export regulations. The regulations of these countries are subject to change from time to time and we cannot predict the nature, scope or impact of these changes upon our operations. We and our commercial partners are subject to periodic reviews and audits by U.S. and foreign authorities responsible for administering these regulations. To the extent that we or our commercial partners are unable to successfully defend against an audit or review, we may be required to pay assessments, penalties and increased duties, which may, individually or in the aggregate, negatively impact our business, operating results and financial condition.
Risks Related to the Regulatory Review Process
Even after regulatory approval has been obtained regulatory agencies may impose limitations on the indicated uses for which our products may be marketed, subsequently withdraw approval or take other actions against us that would be adverse to our business.
Even though we have obtained marketing approval of EGRIFTATM in the United States, the FDA and regulatory agencies in other countries have the ability to limit the indicated use of a product. Also, the manufacture, marketing and sale of our products will be subject to ongoing and extensive governmental regulation in the country in which we intend to market our products. For example, although we obtained marketing approval of EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States, the marketing of EGRIFTATM will be subject to extensive regulatory requirements administered by the FDA, such as adverse event reporting and compliance with marketing and promotional requirements. The FDA has also requested that we comply with certain post-approval requirements in connection with the approval of EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy, namely, the development of a single vial formulation of EGRIFTATM (the development of a new presentation of the same formulation), a long-term observational safety study using EGRIFTATM; and a Phase 4 clinical trial. Although we have received marketing approval from the FDA of tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy, there can be no guarantee that regulatory agencies in other countries will approve tesamorelin for this treatment in their respective countries.
Our third party manufacturing facilities for EGRIFTATM will also be subject to continuous reviews and periodic inspections and approval of manufacturing modifications by regulatory agencies, including the FDA. The facilities must comply with GMP regulations. The failure to comply with FDA requirements can result in a series of administrative or judicial sanctions or other setbacks, including:
•	restrictions on the use of the product, manufacturers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	import or export bans or restrictions;

•	product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new product candidates or supplements to approved applications.
Addressing any of the foregoing or any additional requirements of the FDA or other regulatory authorities may require significant resources and could impair our ability to successfully commercialize our product candidates.
To date, we do not have the required regulatory approvals to commercialize EGRIFTA TM outside of the United States and cannot guarantee that we will obtain such regulatory approvals or that any of our product candidates will be approved for commercialization in any country, including the United States.
The commercialization of EGRIFTATM outside of the United States and our future products first requires the approval of the regulatory agencies in each of the jurisdictions where we intend to sell such products. In order to obtain the required approvals, we must demonstrate, following preclinical and clinical studies, the safety, efficacy and quality of a product.
The rules and regulations relating to the approval of a new drug are complex and stringent. Although we have received marketing approval in the United States from the FDA for EGRIFTATM, there can be no guarantee that regulatory agencies in other territories will approve EGRIFTATM in their respective countries.

All of our product candidates are subject to preclinical and clinical studies. If the results of such studies are not positive, we may not be in a position to make any filing to obtain the regulatory approval for the product candidate or, even where a product candidate has been filed for approval, we may have to conduct additional clinical trials or testing on such product candidate in an effort to obtain results that further support the safety and efficacy of such product candidate. Such studies are often costly and may also delay a filing or, where additional studies or testing are required after a filing has been made, the approval of a product candidate.
While an application for a new drug is under review by a regulatory agency, it is standard for such regulatory agency to ask questions regarding the application that was submitted. If these questions are not answered quickly and in a satisfactory manner, the marketing approval of the product candidate subject to the review and its commercialization could be delayed or, if the questions are not answered in a satisfactory manner, denied. If EGRIFTATM is not approved by the appropriate regulatory agencies for commercialization outside of the United States, our capacity to generate revenues in the long-term will be impaired and this will have an adverse effect on our financial condition and our operating results.
Obtaining regulatory approval is subject to the discretion of regulatory agencies in each relevant jurisdiction. Therefore, even if we obtain regulatory approval from one agency, or succeed in filing the equivalent of a new drug application, or NDA, in other countries, or have obtained positive results relating to the safety and efficacy of a product candidate, a regulatory agency may not accept the filing or the results contained therein as being conclusive evidence of the safety and efficacy of a product candidate in order to allow us to sell the product candidate in its country. A regulatory agency may require that additional tests on the safety and efficacy of a product candidate be conducted prior to granting approval of such product candidate. These additional tests may delay the approval of such product candidate, can have a material adverse effect on our financial condition and results of operations based on the type of additional tests to be conducted and may not necessarily lead to the approval of the product candidate.
We have only obtained FDA approval for EGRIFTA TM and we must complete several preclinical studies and clinical trials for our other product candidates which may not yield positive results and, consequently, could prevent us from obtaining regulatory approval.
If any of our preclinical studies or clinical trials fail to show positive efficacy data or result in adverse patient reactions, we may be required to perform additional preclinical studies or clinical trials, to extend the term of our studies and trials, to increase the number of patients enrolled in a given trial or to undertake ancillary testing. Any of these events could cause an increase in the cost of product development, delay filing of an application for marketing approval or result in the termination of a study or trial and, accordingly, could cause us to cease the development of a product candidate. In addition, the future growth of our business could be negatively impacted since there can be no guarantee that we will be able to develop new compounds, license or purchase compounds or product candidates that will result in marketed products.
Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.
In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell EGRIFTATM or any of our other product candidates for which we intend to seek marketing approval.
Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are not sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.
In the United States, the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and sales price that we receive for EGRIFTATM or any other approved products and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.
More recently, in March 2010, U.S. President Obama signed into law the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, beginning in 2011, the new law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. We will not know the full effects of the Health Care Reform Law until applicable U.S. federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the effect of the Health Care Reform Law, the new law appears likely to continue to apply the pressure on pharmaceutical pricing. Pressure on pharmaceutical pricing may adversely affect the amount of our royalties in the United States.
Risks Related to Our Intellectual Property
Our failure to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our products.
We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered and protected by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our intellectual property position by, among other things, filing patent applications related to our proprietary technologies, inventions and improvements that are important to the development of our business.
Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If our patents are invalidated or found to be unenforceable, we would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products or commercializing our patented technology. Thus, patents that we own may not allow us to exploit the rights conferred by our intellectual property protection.
Our pending patent applications may not be issued or granted as patents. Even if issued, they may not be issued with claims of sufficient breadth to protect our product candidates and technologies or may not provide us with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that we have developed or may reverse engineer or discover our trade secrets through proper means. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada, the United States and the European Patent Convention, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively.
Although we have received patents from the United States Patent and Trademark Office, or USPTO, for the treatment of HIV-related lipodystrophy with tesamorelin, there can be no guarantee that, in the other countries where we filed patent applications for the treatment of HIV-related lipodystrophy, we will receive a patent or obtain granted claims of similar breadth to those granted by the USPTO.
We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties who have access to such confidential information, such as our current and prospective suppliers, distributors, manufacturers, commercial partners, employees and consultants. Any of these parties may breach the agreements and disclose confidential information to our competitors. It is possible that a competitor will make use of such information, and that our competitive position could be disadvantaged.
Enforcing a claim that a third party infringes on, has illegally obtained or is using an intellectual property right, including a trade secret or know-how, is expensive and time-consuming and the outcome is unpredictable. In addition, enforcing such a claim could divert management’s attention from our business. If any intellectual property right were to be infringed, disclosed to or independently developed by a competitor, our competitive position could be harmed. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put one or more of our patents at risk of not issuing, or could facilitate the entry of generic products. Any such litigation could also divert our research, technical and management personnel from their normal responsibilities.
Our ability to defend ourselves against infringement by third parties of our intellectual property in the United States with respect to tesamorelin for the treatment of HIV-related lipodystrophy depends, in part, on our commercial partner’s decision to bring an action against such third party. Under the terms and conditions of our collaboration and licensing agreement with EMD Serono, EMD Serono has the first right to bring an action against a third party for infringing our patent rights with respect to tesamorelin for the treatment of HIV-related lipodystrophy. Any delay in pursuing such action or in advising us that it does not intend to pursue the matter could decrease sales, if any, of tesamorelin for the treatment of HIV-related lipodystrophy and adversely affect our revenues.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide our competitors with access to our proprietary information and may harm our competitive position.
Our commercial success depends, in part, on our ability not to infringe on third party patents and other intellectual property rights.
Our capacity to commercialize our product candidates, and more particularly tesamorelin, will depend, in part, upon our ability to avoid infringing third party patents and other third party intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always easy for participants, including us, to determine which patents cover various types of products, processes of manufacture or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. The fact that we own patents for tesamorelin and for the treatment of HIV-related lipodystrophy does not guarantee that we are not infringing one or more third-party patents and there can be no guarantee that we will not infringe or violate third-party patents and other third-party intellectual property rights in the United States or other jurisdictions.
Patent analysis for non-infringement is based in part on a review of publicly available databases. Although we review from time to time certain databases to conduct patent searches, we do not have access to all databases. It is also possible that we will not have reviewed some of the information contained in the databases or we found it to be irrelevant at the time we conducted the searches. In addition, because patents take years to issue, there may be currently pending applications that have not yet been published or that we are unaware of, which may issue later as patents. As a result, there can be no guarantee that we will not violate third-party patents.
Because of the difficulty in analyzing and interpreting patents, there can be no guarantee that a third party will not assert that we infringe such third-party’s patents or any of its other intellectual property rights. Under such circumstances, there is no guarantee that we would not become involved in litigation. Litigation with any third party, even if the allegations are without merit, is expensive, time-consuming and would divert management’s attention from the daily execution of our business plan. Litigation implies that a portion of our financial assets would be used to sustain the costs of litigation instead of being allocated to further the development of our business.
If we are involved in patent infringement litigation, we would need to prevail in demonstrating that our products do not infringe the asserted patent claims of the relevant patent, that the patent claims are invalid or that the patent is unenforceable. If we are found to infringe a third-party patent or other intellectual property right, we could be required to enter into royalty or licensing agreements on terms and conditions that may not be favourable to us, and/or pay damages, including up to treble damages in the United Sates (for example, if found liable of wilful infringement) and/or cease the development and commercialization of our product candidates. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property and to compete with us.
We have not been served with any notice alleging that we infringe a third-party patent, but there may be issued patents that we are unaware of that our products may infringe, or patents that we believe we do not infringe but ultimately could be found to infringe. We are aware of third-party patents for the reduction of accumulation of fat tissue in HIV patients and, if a patent infringement suit was brought against us, we believe that we should not be found to infringe any valid claims of these patents. If we were to challenge the validity of a competitor’s issued United States patent in a United States court, we would need to overcome a statutory presumption of validity that attaches to every United States patent. This means that, in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent’s claims. We cannot guarantee that a court would find in our favour on questions of infringement and validity. Any finding that we infringe or violate a third-party patent or other intellectual property right could materially adversely affect our business, financial condition and operating results.
Other Risks Related to Our Business
We have a history of net losses and we may never achieve high profitability.
We have been reporting losses since our inception (except for the financial years ended November 30, 2010, 2001 and 2000) and, as at November 30, 2010, we had an accumulated deficit of $235,116,000. We do not expect to generate significant recurrent revenues sufficient to cover our overall activities in the immediate future. As a result of the foregoing, we will need to generate significant revenues to achieve profitability.
Our profitability will depend on, among other things, our commercial partners’ ability and willingness to successfully commercialize EGRIFTATM and to obtain regulatory approval for the use of tesamorelin in the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Latin America, Africa and the Middle East. However, there is no guarantee that our commercial partners will succeed in commercializing EGRIFTATM or that our product candidates will ever receive approval for commercialization in any jurisdiction and, accordingly, we may never sustain profitability.
We rely on third-party service providers to conduct our preclinical studies and clinical trials and the failure by any of these third parties to comply with their obligations may delay the studies which could have an adverse effect on our development programs.
We have limited human resources to conduct preclinical studies and clinical trials and must rely on third-party service providers to conduct our studies and trials and carry out certain data gathering and analyses. If our third-party service providers become unavailable for any reason, including as a result of the failure to comply with the rules and regulations governing the conduct of preclinical studies and clinical trials, operational failures such as equipment failures or unplanned facility shutdowns, or damage from any event such as fire, flood, earthquake, business restructuring or insolvency or, if they fail to perform their contractual obligations pursuant to the terms of our agreements with them, such as failing to perform the testing, compute the data or complete the reports further to the testing, we may incur delays which may be significant in connection with the planned timing of our trials and studies which could adversely affect the timing of the development program of a product candidate or the filing of an application for marketing approval in a jurisdiction where we rely on third-party service providers to make such filing. In addition, where we rely on such third-party service provider to help in answering any question raised by a regulatory agency during its review of one of our files, the unavailability of such third-party service provider may adversely affect the timing of the review of an application and, could ultimately delay the approval. If the damages to any of our third-party service providers are material, or, for any reason, such providers do not operate in compliance with Good Laboratory Practices, or GLP, or are unable or refuse to perform their contractual obligations, we would need to find alternative third-party service providers.
If we needed to change or select new third-party service providers, the planned working schedule related to preclinical studies and/or clinical trials could be delayed since the number of competent and reliable third-party service providers of preclinical and clinical work in compliance with GLP is limited. In addition, if we needed to change or select new third-party service providers to carry out work in response to a regulatory agency review of one of our applications, there may be delays in responding to such regulatory agency which, in turn, may lead to delays in commercializing a product candidate.
Any selection of new third-party service providers to carry out work related to preclinical studies and clinical trials would be time-consuming and would result in additional delays in receiving data, analysis and reports from such third-party service providers which, in turn, would delay the filing of any new drug application with regulatory agencies for the purposes of obtaining regulatory approval to commercialize our product candidates. Furthermore, such delays could increase our expenditures to develop a product candidate and materially adversely affect our financial condition and operating results.
The conduct of clinical trials requires the enrolment of patients and difficulties in enrolling patients could delay the conduct of our clinical trials or result in their non-completion.
The conduct of clinical trials requires the enrolment of patients. We may have difficulties enrolling patients for the conduct of our future clinical trials as a result of design protocol, the size of the patient population, the eligibility criteria to participate in the clinical trials, the availability of competing therapies, the patient referral practices of physicians and the availability of clinical trial sites. Difficulty in enrolling patients for our clinical trials could result in the cancellation of clinical trials or delays in completing them. Once patients are enrolled in a clinical trial, the occurrence of any adverse drug effects or side effects observed during the trial could result in the clinical trial being cancelled. Any of these events would have material adverse consequences on the timely development of our product candidates, the filing of an NDA, or its equivalent, with regulatory agencies and the commercialization of such product candidates.
We may require additional funding and may not be able to raise the capital necessary to fund all or part of our capital requirements, including to continue and complete the research and development of our product candidates and their commercialization.
We do not generate significant recurrent revenues and may need financing in order to fund all or part of our capital requirements to sustain our growth, to continue research and development of new product candidates, to conduct clinical programs, to develop our marketing and commercial capabilities and to meet our compliance obligations with various rules and regulations to which we are subject. In the past, we have been financed through public equity offerings in Canada and private placements of our equity securities and we may need to seek additional equity offerings to raise capital, the size of which cannot be predicted. However, the market conditions or our business performance may prevent us from having access to the public market in the future at the times or in the amounts necessary. Therefore, there can be no guarantee that we will be able to continue to raise additional equity capital by way of public or private equity offerings in the future. In such a case, we would have to use other means of financing, such as issuing debt instruments or entering into private financing or credit agreements, the terms and conditions of which may not be favorable to us. If adequate funding is not available to us, we may be required to delay, reduce, or eliminate our research and development of new product candidates, our clinical trials or our marketing and commercialization efforts to launch and distribute new products, curtail significant portions of our product development programs that are designed to identify new product candidates and sell or assign rights to our technologies, products or product candidates. In addition, the issuance and sale of substantial amounts of equity, or other securities, or the perception that such issuances and sales may occur could adversely affect the market price of our common shares.
If product liability lawsuits are brought against us, they could result in costly and time-consuming litigation and significant liabilities.
Despite all reasonable efforts to ensure the safety of EGRIFTATM and our other product candidates, it is possible that we or our commercial partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have side effects. The manufacture and sale of such products may expose us to potential liability, and the industries in which our products are likely to be sold have been subject to significant product liability litigation. Any claims, with or without merit, could result in costly litigation, reduced sales, significant liabilities and diversion of our management’s time and attention and could have a material adverse effect on our financial condition, business and results of operations.
If a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if the claim is successful, damage awards may be substantial and/or may not be covered, in whole or in part, by our insurance. We may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. We may also be obligated to indemnify our commercial partners and make payments to other parties with respect to product liability damages and claims. Defending any product liability claims, or indemnifying others against those claims, could require us to expend significant financial and managerial resources.
The development and commercialization of our drugs could expose us to liability claims which could exceed our insurance coverage.
A risk of product liability claims is inherent in the development and commercialization of human therapeutic products. Product liability insurance is very expensive and offers limited protection. A product liability claim against us could potentially be greater than the available coverage and, therefore, have a material adverse effect upon us and our financial condition. Furthermore, a product liability claim could tarnish our reputation, whether or not such claims are covered by insurance or are with or without merit.
We depend on our key personnel to research, develop and bring new products to the market and the loss of key personnel or the inability to attract highly qualified individuals could have a material adverse effect on our business and growth potential.

The operation of our business requires qualified scientific and management personnel. The loss of scientific personnel or members of management could have a material adverse effect on our business. In addition, our growth is and will continue to be dependent, in part, on our ability to hire and retain the employment of qualified personnel. There can be no guarantee that we will be able to continue to retain our current employees or will be able to attract qualified personnel to achieve our business plan.
We may be unable to identify and complete in-licensing or acquisitions. In-licensing or acquisitions could divert management’s attention and financial resources, may negatively affect our operating results and could cause significant dilution to our shareholders.
In the future, we may engage in selective in-licensing or acquisitions of products or businesses that we believe are complementary to our products or business. There is a risk that we will not be able to identify suitable in-licensing or acquisition candidates available for sale at reasonable prices, complete any in-licensing or acquisition, or successfully integrate any in-licensed or acquired product or business into our operations. We are likely to face competition for in-licensing or acquisition candidates from other parties including those that have substantially greater available resources. In-licensing or acquisitions may involve a number of other risks, including:
•	diversion of management’s attention;

•	disruption to our ongoing business;

•	failure to retain key acquired personnel;

•	difficulties in integrating acquired operations, technologies, products or personnel;

•	unanticipated expenses, events or circumstances;

•	assumption of disclosed and undisclosed liabilities;

•	inappropriate valuation of the acquired in-process research and development, or the entire acquired business; and

•	difficulties in maintaining customer relations.
If we do not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on our business, results of operations and financial condition. Inherited liabilities of or other issues with an acquired business could have a material adverse effect on our performance or our business as a whole. In addition, if we proceed with an acquisition, our available cash may be used to complete the transaction, diminishing our liquidity and capital resources, or shares may be issued which could cause significant dilution to our existing shareholders.
We may not achieve our publicly announced milestones on time.
From time to time, we publicly announce the timing of certain events to occur. These statements are forward-looking and are based on the best estimate of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. Events such as completion of a clinical program, discovery of a new product candidate, filing of an application to obtain regulatory approval, beginning of commercialization of our products or announcement of additional clinical programs for a product candidate may vary from what is publicly disclosed. These variations may occur as a result of a series of events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier or a commercial partner or any other event having the effect of delaying the publicly announced timeline. Our policy on disclosure of forward-looking information consists of not updating it if the publicly disclosed timeline varies, except as may be required by law. Any variation in the timing of certain events having the effect of postponing such events could have an adverse material effect on our business plan, financial condition or operating results.
The outcome of scientific research is uncertain and our failure to discover new compounds could slow down the growth of our portfolio of products.
We conduct research activities in order to increase our portfolio of product candidates. The outcome of scientific research is uncertain and may prove unsuccessful and, therefore, may not lead to the discovery of new molecules and progression of existing compounds to an advanced development stage. Our inability to develop new compounds or to further develop the existing ones could slow down the growth of our portfolio of products.
Risks Related to our Common Shares
Our share price has been volatile, and an investment in our common shares could suffer a decline in value.
Since our initial public offering in Canada, our valuation and share price have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of common shares. The market price of our common shares will fluctuate due to various factors including the risk factors described herein and other facts beyond our control.
In the past, when the market price of a stock has been volatile, shareholders have often instituted securities class action litigation against that company. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.
Our quarterly operating results may fluctuate significantly.
We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:
•	variations in the level of revenues and royalties received related to our development programs;

•	variations in the level of expenses related to our development programs;

•	addition or termination of clinical trials;

•	any intellectual property infringement lawsuit in which we may become involved;

•	regulatory developments affecting our product candidates;

•	our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements; and

•	the achievement and timing of milestone payments under our existing strategic partnership agreements.
If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common shares could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.
We do not intend to pay dividends on our common shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common shares.
We have never declared or paid any cash dividend on our common shares and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in our common shares will depend upon any future appreciation in their value. There is no guarantee that our common shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.
Our revenues and expenses may fluctuate significantly and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of our common shares.
Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following:
•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates;

•	the timing of regulatory submissions and approvals;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize the product candidates;

•	the outcome of any litigation;

•	changes in foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone payments from current or future third parties;

•	failure to enter into new or the expiration or termination of current agreements with third parties; and

•	failure to introduce the product candidates to the market in a manner that generates anticipated revenues.
We may be adversely affected by currency fluctuations.
A substantial portion of our revenue is earned in U.S. dollars, but a substantial portion of our operating expenses are incurred in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and other currencies, such as the Canadian dollar, may have a material adverse effect on our business, financial condition and operating results. We do not currently engage in transactional hedging schemes but we do attempt to hedge or mitigate the risk of currency fluctuations by actively monitoring and managing our foreign currency holdings relative to our foreign currency expenses.
Our articles and certain Canadian laws could delay or deter a change of control.
On February 10, 2010, we entered into a shareholder rights plan agreement. In the event of certain change of control transactions, the plan entitles a rights holder, other than the person or group acquiring control, to subscribe to our common shares at a discount of 50 percent to the market price at that time, subject to certain exceptions.
The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.
Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.
Further information on Theratechnologies
Further information on Theratechnologies, including the Company’s Annual Information Form, is available on the SEDAR site at www.sedar.com.